# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TMD Energy Limited, CIK 0002009714
CUSIP: G88953107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: B-10-06, Block B, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, Kuala Lumpur, Wilayah Persekutuan, Malaysia (N8), 50480
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002040813

## Reporting persons
- Tony Han Tan: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,188,543; sole dispositive power 0; shared dispositive power 1,188,543; aggregate amount beneficially owned 1,188,543 (5.1% of the class)
  Comment: # The ordinary shares are held indirectly through Platinum Gate Capital Pte. Ltd.
  * The calculation of this percentage is based on 23,100,000 ordinary shares issued and outstanding based on the prospectus filed by the Issuer with the Securities and Exchange Commission on April 21, 2025.
- Kwang Liong Djie: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,188,543; sole dispositive power 0; shared dispositive power 1,188,543; aggregate amount beneficially owned 1,188,543 (5.1% of the class)
  Comment: # The ordinary shares are held indirectly through Platinum Gate Capital Pte. Ltd.
  * The calculation of this percentage is based on 23,100,000 ordinary shares issued and outstanding based on the prospectus filed by the Issuer with the Securities and Exchange Commission on April 21, 2025.
- Platinum Gate Capital Pte. Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 1,188,543; sole dispositive power 0; shared dispositive power 1,188,543; aggregate amount beneficially owned 1,188,543 (5.1% of the class)
  Comment: * The calculation of this percentage is based on 23,100,000 ordinary shares issued and outstanding based on the prospectus filed by the Issuer with the Securities and Exchange Commission on April 21, 2025.

## Item 1. Issuer
Name of issuer: TMD Energy Limited
Address of issuer's principal executive offices: B-10-06, Block B, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Wilayah Persekutuan, Malaysia

## Item 2. Person Filing
Name of person filing: Mr. Tony Han Tan, Mr. Kwang Liong Djie and Platinum Gate Capital Pte. Ltd. (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 9 Jalan Tari Piring, Jalan Kayu Estate, Singapore 799163
Citizenship:
Mr. Tony Han Tan: Singapore

Mr. Kwang Liong Djie: Singapore

Platinum Gate Capital Pte. Ltd.: Singapore

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,188,543

Platinum Gate Capital Pte. Ltd. ("Platinum Gate") is the record holder of 1,188,543 Ordinary Shares, representing 5.1% of the total outstanding Ordinary Shares. Platinum Gate is owned 80% by Mr. Tony Han Tan ("Mr Tan") and 20% by Mr. Kwang Liong Djie ("Mr Dije"), each of whom a director of Platinum Gate. By virtue of Mr. Tan and Mr. Djie's control over Platinum Gate, each of them may be deemed to beneficially own shares held by Platinum Gate. Therefore, Mr. Tan and Mr. Djie are deemed to hold the voting and dispositive power over the Ordinary Shares held by Platinum Gate. Mr. Tan and Mr. Djie did not enter into any voting arrangement or agreement.
Percent of class: 5.1%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,188,543
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,188,543

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Tony Han Tan: /s/ Tony Han Tan, Tony Han Tan (04/21/2025)
- Kwang Liong Djie: /s/ Kwang Liong Djie, Kwang Liong Djie (04/21/2025)
- Platinum Gate Capital Pte. Ltd.: /s/ Tony Han Tan, Director (04/21/2025)